FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
of

THE REPUBLIC OF ITALY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED*
(As of close of the fiscal year)

Title of Issues	Amounts as to which registration is effective	Names of exchanges on which registered
N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE CLAUDIO BISOGNIERO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

LORENZO CORTE, ESQ.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
United Kingdom

_______________________
•	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)
Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

See "Tables and Supplementary Information," page 82 of Exhibit (1), which is hereby incorporated by reference herein.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See "Tables and Supplementary Information," pages 83 to 85 of Exhibit (1), which are hereby incorporated by reference herein.

3.
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See "Tables and Supplementary Information," pages 82 to 85 of Exhibit (1), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

(2)
Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs be furnished only if it is practicable to do so.

(3)	Total amount otherwise outstanding.

Not applicable. The Republic of Italy files Annual Reports on Form 18-K voluntarily in order to incorporate such Annual Reports into its shelf registration statements.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See "Tables and Supplementary Information," page 82 of Exhibit (1), which is hereby incorporated by reference herein.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See "Tables and Supplementary Information," pages 82 to 85 of Exhibit (1), which are hereby incorporated by reference herein.

6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See "Public Finance — Measures of Fiscal Balance," "— The 2015 Economic and Financial Document" "— The Update to the 2015 Economic and Financial Document," "— Revenues and Expenditures," "— Expenditures," "— Revenues," "— Government Enterprises," and "— Public Debt," pages 60 to 75 of Exhibit (1), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the registrant during 2014.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the registrant during 2014.

8.
Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See "The External Sector of the Economy — Reserves and Exchange Rates," pages 55 to 56 of Exhibit (1), which are hereby incorporated by reference herein.

9.
Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statement should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See "The External Sector of the Economy — Foreign Trade," "— Geographic Distribution of Trade," "— Balance of Payments — Current Account" and "—

Balance of Payments —Capital Account," pages 48 to 55 of Exhibit (1), which are hereby incorporated by reference herein.

10.
The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations." (These statements need to be furnished only if the registrant has published balances of international payments.)

See "The External Sector of the Economy — Balance of Payments," pages 51 to 52 of Exhibit (1), which are hereby incorporated by reference herein.

EXHIBITS

This annual report comprises:

(a)	Pages numbered (i) to (vi) consecutively.

(b)	The following exhibits:

Exhibit (1) — Description of The Republic of Italy.

Exhibit (2) — 2015 Stability Programme (Section I of the Economic and Financial Document of 2015, dated April 10, 2015).

Exhibit (3) — 2015 National Reform Programme (Section III of the Economic and Financial Document of 2015, dated April 10, 2015).

Exhibit (4) — Update of the Economic and Financial Document of 2015, dated September 18, 2015.

Exhibit (5) — Report on Public Debt in 2014, dated November 30, 2015 (in Italian only).*

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.
__________________________

* Filed by paper under cover of Form SE on December 21, 2015.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy on December 21, 2015.

REPUBLIC OF ITALY

By:	/s/ Maria Cannata
	Name:	Dott.ssa Maria Cannata
	Title:	Director General – Treasury Department – Directorate II
Ministry of Economy and Finance

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EXHIBIT INDEX

Exhibit	Description
(1)	Description of The Republic of Italy.
(2)	2015 Stability Programme (Section I of the Economic and Financial Document of 2015, dated April 10, 2015).
(3)	2015 National Reform Programme (Section III of the Economic and Financial Document of 2015, dated April 10, 2015).
(4)	Update of the Economic and Financial Document of 2015, dated September 18, 2015.
(5)	Report on Public Debt in 2014, dated November 30, 2015 (in Italian only).*

* Filed by paper under cover of Form SE on December 21, 2015

vi